Exhibit 28(c)

                                OPTION AGREEMENT


     THIS OPTION AGREEMENT (the "Agreement") is made as of April 4, 1994, between BANK OF LOUDOUN, a Virginia corporation ("BOL"), and JEFFERSON BANKSHARES, INC., a Virginia corporation ("Jefferson Bankshares").

     BOL, Jefferson Bankshares and Jefferson National Bank, a national banking association organized under the laws of the United States ("Jefferson National Bank") are, concurrently with the execution of this Agreement, entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which BOL will be merged with and into Jefferson National Bank (the "Merger"). In the Merger, each share of BOL Common Stock ("Share") then outstanding will be converted into the right to receive one share of Jefferson Bankshares Common Stock. In consideration of the substantial effort and expense to be incurred by Jefferson Bankshares in connection with the Merger and as an additional inducement to Jefferson Bankshares to enter into the Merger Agreement, BOL is willing to grant Jefferson Bankshares an option to acquire up to 100,000 Shares, on the terms and conditions contained herein.

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

          1. Grant of Option. BOL grants to Jefferson Bankshares an irrevocable option (the "Option") to purchase up to 100,000 Shares at a price per Share of Fourteen Dollars ($14.00) in cash (the "Purchase Price").

          2. Exercise of Option; Settlement.

             (a) Jefferson Bankshares may exercise the Option, in whole or part, at any time or from time to time, on or before the date on which the Merger Agreement is terminated pursuant to the provisions of Section
10.1 of the Merger Agreement (the "Termination Date"), if Jefferson Bankshares is not, at the time of exercise, in material breach of its obligations under the Merger Agreement and if any of the following events has occurred:

          (i) the making, by any person or group of persons other than Jefferson Bankshares or any of its subsidiaries or agents (an "Acquiror"), of a bona fide tender offer or exchange offer for a sufficient number of Shares such that such Acquiror would, upon the completion of such tender or exchange, beneficially own 20% or more of the outstanding Shares;

         (ii) the acquisition, by any Acquiror, of beneficial ownership of 20% or more of the outstanding Shares; or

          (iii) the making, by any Acquiror, by public announcement or private communication to BOL, of a firm proposal: (A) to acquire BOL by merger, consolidation, purchase of all or a substantial portion of the assets of BOL, or other similar transaction, or (B) to make a tender offer or exchange offer described in Section 2(a)(i) above.

             (b) To exercise the Option, Jefferson Bankshares shall give notice thereof to BOL, specifying the total number of Shares it wishes to purchase and the place and date not earlier than five nor later than ten business days from the date such notice is received for the closing of such purchase (the "Closing").

             (c) At any Closing, BOL shall deliver to Jefferson Bankshares one or more certificates representing the shares purchased, registered in the name of Jefferson Bankshares, and Jefferson Bankshares will deliver its check in payment of the aggregate price for the Shares so purchased. All amounts paid by Jefferson Bankshares to purchase Shares will be held by BOL in a segregated, interest-bearing account (the "JBI Account") for so long as Jefferson Bankshares holds the Shares.

          3. Retransfer by Jefferson Bankshares. At any time after Jefferson Bankshares acquires Shares, Jefferson Bankshares may, upon delivery of a notice to BOL, require BOL to repurchase the Shares for a price per Share equal to the price paid by Jefferson Bankshares for such Shares, plus all interest earned on the JBI Account (the "Repurchase Price"). BOL will pay for such Shares in cash, and Jefferson Bankshares will return the certificate(s) for such Shares, within five business days after the required notice is received. Jefferson Bankshares' rights under this Section 3 may be exercised in whole or in part.

          4. Repurchase by BOL.

             (a) If (i) Jefferson Bankshares has acquired Shares and (ii) Jefferson Bankshares and BOL have not consummated the Merger by the Termination Date (other than as a result of a material breach of the Merger Agreement by BOL), BOL shall have the right to repurchase all, but not less than all, of the Shares purchased by Jefferson Bankshares upon delivery of a notice to Jefferson Bankshares within fifteen (15) days after the Termination Date. The repurchase price per Share shall equal:

                  (A)  the Repurchase Price, or

                  (B) if any Acquiror (1) has acquired BOL by merger, consolidation, purchase of all or a substantial portion of BOL assets or similar transaction, (2) has acquired beneficial ownership of 20% or more of the outstanding Shares, (3) has made (and not withdrawn) a tender offer or exchange offer described in Section 2(a)(i) above, or (4) has made (and not withdrawn or rescinded), by public announcement or private communication to BOL, a firm proposal to consummate any of the transactions described in the preceding clauses
           (1) or (3), the greater of the Repurchase Price or the average price per Share such Acquiror has paid or has agreed to pay.

             (b) BOL will pay for such Shares in cash, and Jefferson Bankshares will return the certificate(s) for such Shares, within five business days after the required notice is received (the "Repurchase Date").

             (c) If BOL repurchases Shares for the Repurchase Price pursuant to this Section 4 and, during the 12-month period following the Repurchase Date any Acquiror acquires or agrees to acquire BOL by merger, consolidation, or purchase of all or substantially all of BOL's assets, then BOL (or its successor) will promptly notify Jefferson Bankshares and, upon the successful completion of such a merger, consolidation or purchasing of all or substantially all of BOL's assets, pay Jefferson Bankshares in cash an amount equal to the difference between the Repurchase Price and the average price per Share such Acquiror has paid, multiplied by the number of Shares repurchased hereunder.

          5. Nonissuance of Shares. If, following receipt of notice that Jefferson Bankshares intends to exercise the Option and prior to the Closing, BOL receives an opinion of its counsel that the issuance to Jefferson Bankshares of some or all of the shares thereunder would conflict with, or constitute a breach of or a default under, (i) the Articles of Incorporation of BOL or (ii) any applicable law, rule or regulation or judgment, order, writ, injunction or decree of any court (other than any required governmental or regulatory waiver, consent or approval contemplated by Section 8 below), then BOL may give written notice to Jefferson Bankshares (which notice shall include a copy of such legal opinion) that Jefferson Bankshares, to the extent of the number of such Shares (the "Non-Issued Shares") that would conflict with or constitute a breach or a default under clauses (i) or (ii) above and in lieu of the issuance of the Non-Issued Shares, shall have the right hereunder to receive an amount of cash equal to product obtained by multiplying the number of the Non-Issued Shares by the excess, if any, of (X) the weighted average price per Share any Acquiror has paid under Section 4(c) above, over (Y) the Purchase Price that would have been paid by Jefferson Bankshares had the Non-Issued Shares been issued to it, it being the intention of the parties hereto that Jefferson Bankshares receive the same economic benefit to which it would have been entitled had the Shares been issued to it in accordance with the terms hereof. Such amount, if any, shall be paid by BOL to Jefferson Bankshares on a date selected by BOL, but not later than the date on which any Acquiror shall have acquired BOL by merger, consolidation, or purchase of all or substantially all of BOL's assets.

          6. Representations of BOL. BOL represents and agrees as follows:

             (a) The execution and delivery of this Agreement, the issuance of the Option, and the authorization and reservation of the Shares issuable upon the exercise of the Option have been duly authorized by all necessary corporate action. This Agreement constitutes the valid and binding agreement of BOL enforceable in accordance with its terms.

             (b) BOL will, at all times while the Option is outstanding, reserve a sufficient number of authorized and unissued Shares to permit BOL to issue all of the Shares issuable upon the exercise of the Option.

             (c) The Shares, upon issuance pursuant to the Option, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         7. Securities Matters. Jefferson Bankshares will acquire the Shares issuable upon the exercise of the Option for its own account and not with a view to the resale or distribution thereof, and will not, except as otherwise provided in this Agreement, sell such Shares unless such Shares are registered under the Securities Act of 1933 or exempt from such registration. The certificates representing the Shares may bear an appropriate legend respecting non-registration under the Securities Act of 1933 and restrictions on transfer.

         8. Regulatory Matters. Notwithstanding any provision in this Agreement to the contrary, BOL shall not be obligated to issue Shares upon the exercise of the Option or to repurchase Shares pursuant to Section 4 of this Agreement until the parties have obtained any required governmental or regulatory waiver, consent or approval necessary for the issuance or repurchase of such Shares. BOL will promptly file any notice or application required for any such waiver, consent or approval as promptly as practicable.

         9. Meanings of Certain Terms. As used in this Agreement, the terms "group" and beneficial ownership" shall have the meanings ascribed to such terms under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. In determining the "average price per Share" paid by an Acquiror for purposes of Sections 4,5 or 6 of this Agreement, the value of any such price other than cash shall be determined, in the case of consideration with a readily ascertainable market value, on the basis of such market value and, in the case of other consideration, by agreement in good faith between Jefferson Bankshares and BOL.

         10. Negotiations with Others. From the date hereof until the Termination Date, BOL will not, directly or indirectly, without the written consent of Jefferson Bankshares, initiate discussions or engage in negotiations with any corporation, partnership, person or entity, other than Jefferson Bankshares, concerning any merger or sale of capital stock or assets of BOL. Notwithstanding the foregoing, BOL may furnish information concerning its business, properties or assets, and may engage in negotiations and discussions in connection with any such transaction, if the Board of Directors of BOL, based on the advice of counsel, determines that the exercise of its fiduciary responsibilities requires that such information be furnished or such negotiations be commenced. BOL will notify Jefferson Bankshares immediately of any inquiry (including the terms thereof and the person making such inquiry) which it may receive in respect of any such transaction and, to the extent it can do without breaching its fiduciary responsibilities, keep Jefferson Bankshares fully informed as to the progress thereof.

         11. Assignability. This Agreement shall not be sold, assigned or otherwise transferred except to Jefferson National Bank.

         12. Governing Law.This Agreement shall be governed by the laws of the Commonwealth of Virginia.

         13. Adjustment Upon Changes in Capitalization. In the event of any change in the Shares by reason of stock dividends, stock splits or reverse splits, recapitalizations, combinations or the like, the number and kind of Shares subject to the Option shall be appropriately adjusted.

         14. Survival. Except as expressly herein provided, the provisions of this Agreement shall not survive the termination of the Merger Agreement.

         15. Notices. All notices to be given hereunder shall be in writing and be deemed given if delivered personally, transmitted by telefax (with acknowledgment of receipt), or mailed by registered or certified mail (return receipt requested and postage prepaid) to the following persons, addresses, or telefax numbers specified below, or to such other persons, addresses, or telefax numbers as a party entitled to notice shall give, in the manner described above, to the others entitled to notice:

          If to Jefferson Bankshares:

          123 E. Main Street
          P. O. Box 711
          Charlottesville, Virginia  22902
          Fax:  (804) 972-1486
          Attention:  O. Kenton McCartney



          If to BOL:

          30 Catoctin Circle
          P. O. Box 2627
          Leesburg, Virginia  22075
          Fax:  (703) 771-7380
          Attention:  Kenneth L. Crovo

          16. Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          17. Entire Agreement; Amendment. This Agreement represents the entire understanding of the parties with respect to the matters set forth herein and supersedes all other written or oral agreements or understandings of the parties hereto with respect to the matters set forth herein. This Agreement may only be amended, altered or modified by a writing signed by the party against whom enforcement thereof is sought.

          WITNESS the following signatures.

                               BANK OF LOUDOUN



                               By:  /s/ Kenneth L. Crovo
                                    Kenneth L. Crovo, President and
                                    Chief Executive Officer


                               JEFFERSON BANKSHARES, INC.



                               By:  /s/ O. Kenton McCartney
                                    O. Kenton McCartney, President and
                                    Chief Executive Officer